SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April, 2009

Commission File Number 1-33208

SOLARFUN POWER HOLDINGS CO., LTD

666 Linyang Road Qidong, Jiangsu Province 226200 People's Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

 (Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 SOLARFUN POWER HOLDINGS CO., LTD., Solarfun Appoints Independent Directors

Solarfun Appoints Independent Directors

SHANGHAI--(BUSINESS WIRE)--April 3, 2009--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company” ) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced the appointments of Dr. David N.K. Wang and Professor Rongqiang Cui as independent directors, effective April 02, 2009. Dr. Wang has also been appointed to the Audit Committee of the board of directors. They will replace Mr. Zhoumiao Gao and Mr. Johan van Splunter.

Dr. Wang is currently the chairman of the board of Ether Optronics Inc. and an overseas advisor to the Ministry of Science and Technology of The People’s Republic of China. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board.

From September 2005 to June 2007, Dr. Wang served as the Chief Executive Officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Hua Hong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials' business strategy, planning and execution throughout Asia.

Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.

Rongqiang Cui is a professor and Ph.D. candidates’ supervisor at Shanghai Jiao Tong University. Professor Cui is also the deputy head of the Solar Power Generation and Refrigeration Research Center of the Ministry of Education, executive director of the Chinese Solar Energy Society and president of the Shanghai Solar Energy Society.

Professor Cui joined Shanghai Jiao Tong University in 1996 and worked as the head of the Solar Energy Institute from 1996 to 2006. He previously worked as an assistant tutor, lecturer, professor and head of the solar energy research center of the physics department of Xi’an Jiao Tong University from 1964 to 1996. He graduated from Xi’an Jiao Tong University with a degree in engineering physics in 1964.

Yonghua Lu, Chairman of Solarfun, commented, “I’m very happy to announce that Dr. David Wang and Professor Rongqiang Cui have agreed to join our board as independent directors. Both men have extensive experience in China. Dr. Wang is a recognized and award-winning technology innovator with more than 100 patents to his name and has a wide variety of experience in research, product development, marketing and executive positions in the technology industry. Professor Cui, as one of the pioneering academics in the Chinese solar industry, first started research in solar cell theory, technology and application systems back in 1971. He has coordinated seven major PV projects sponsored by major Chinese state bodies and has published more than 60 papers in scientific research journals. I am confident that with their business and technical experience, they will immediately strengthen our board. I’d also like to thank Mr. Zhoumiao Gao and Johan van Splunter for their valuable contributions and service to our company. ”

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations, 86 21 2602 2833
IR@solarfun.com.cn
or
Christensen
Roger Hu, +852 2117 0861
rhu@ChristensenIR.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD

Date:	April 3, 2009	By:	/s/ Harold Hoskens
			Name:	Harold Hoskens
			Title:	CEO